Company announcement from Vestas Wind Systems A/S





Randers, 2 July 2007
Company announcement No. 29/2007

Major shareholder announcement

On 29 June 2007, Fidelity International has announced that FMR Corp., c/o Fidelity Investments, 82 Devonshire Street Boston, Massachusetts 02109, USA has reduced their holdings of Vestas shares to 9,248,350 shares (4.99 per cent).

Any questions may be addressed to Peter Wenzel Kruse, Vice President of Group Communications at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Dw 7/10

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

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